Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces repurchase of outstanding indebtedness

     TORONTO, July 8 /CNW/ - Kingsway Financial Services Inc. (NYSE, TSX: KFS)
(the "Company") announced today that since the debt repurchases made in connection with the disposition of Jevco Insurance Company at the end of March
2010, it has repurchased an aggregate principal amount of C$33,932,000 of
Unsecured 6% Debentures due July 11, 2012 issued by Kingsway 2007 General
Partnership (the "2012 Debentures") and an aggregate principal amount of
US$25,583,000 of 7.50% Senior Notes due 2014 (the "2014 Notes") issued by
Kingsway America Inc., for a total purchase price of approximately US$55.1 million.
     As a result of these acquisitions, the aggregate principal amount of 2012
Debentures and 2014 Notes that remains outstanding is C$12.5 million and
US$26.9 million, respectively.
     The acquisitions were made in the ordinary course for capital management purposes and the Company may make additional repurchases in the future, depending on price, availability and general market conditions.

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or "the Company") focuses on non-standard automobile insurance in the United States of America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway are listed on the Toronto Stock Exchange and the New York
Stock Exchange, under the trading symbol "KFS".

     %CIK: 0001072627

     /For further information: Daniel Brazier, Chief Financial Officer of the
Company at (416) 420-0806/
     (KFS KFS.)

CO:  Kingsway Financial Services Inc.

CNW 11:27e 12-JUL-10